SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 20, 2007

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                       Form 40-F  ☐

Enclosures:

1.               Nokia stock exchange release dated November 20, 2007: Notification under Chapter 2, Section 10 of the Finnish Securities Market Act: holdings of Deutsche Bank AG in Nokia Corporation below 5%

PRESS RELEASE	1 (1)

20 November 2007

Notification under Chapter 2, Section 10 of the Finnish Securities Market Act: holdings of Deutsche Bank AG in Nokia Corporation below 5%

Espoo, Finland - According to information received by Nokia Corporation, the holdings (shares and related financial instruments) of Deutsche Bank AG and its controlled undertakings represented less than 5 % of the share capital of Nokia on November 19, 2007.

Deutsche Bank AG is a financial institution domiciled in Frankfurt, Germany. The previous notification regarding the holdings of Deutsche Bank in Nokia was made on November 19, 2007.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2007		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel